

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2022

Albert Foreman
Chief Executive Officer
Tuatara Capital Acquisition Corporation
655 Third Avenue, 8th Floor
New York, NY 10017

  Re: Tuatara Capital Acquisition Corporation
    Amendment No. 1 to Registration Statement on Form S-4
    Filed March 17, 2022
    File No. 333-262628

Dear Mr. Foreman:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2022 letter.

Amendment No. 1 to Form S-4 filed March 17, 2022

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 26

1. We note your response to prior comment 1 regarding your post-business combination redemption rights for the public warrants. Please clarify that if your common stock price exceeds $10 per share 30 days after the business combination, you may redeem the public warrants for $0.10. Further clarify that the market value of the public warrants may greatly exceed either the redemption price or the cashless exercise price of the warrants, thus warrant holders may not realize the current market value of the public warrants. Please consider adding a risk factor to address this issue.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 172

2. Please revise your discussion of the $13.1 million in subscription agreements, which you state will close immediately prior to closing, to clarify that $7.0 million of convertible notes included in such subscription has already been funded on February 25, 2022.

3. We note your revised maximum redemption scenario assumes that the shareholders approve Proposal No. 10. Please revise to clarify that the maximum redemption scenario assumes that Tuatara's Articles of Incorporation are amended such that they will not be required to have at least $5,000,001 in net tangible assets at the time of the transaction. Also, disclose what will happen if such Proposal is not approved and include a quantified discussion of how that might impact your pro forma information, if material.

Business of SpringBig, page 196

4. We note your revised disclosures and response to prior comment 9 where you state that SpringBig compares the average recurring monthly revenue for all customers as of the end of the relevant period to the average recurring monthly revenue for all customers as of the comparable period, and you do not compare the same set of customers across periods when calculating your net revenue retention rate. Please address the following:
   - Your disclosures continue to refer to comparing the average recurring monthly revenue during the prior twelve months divided by the average recurring monthly revenue over the same trailing twelve-month period. Explain how this compares to the references in your response to the "end of the relevant period" and "as of the comparable period."
   - Explain your reference to adjusting the average recurring monthly revenue from retail clients adjusted for losses, increases and decreases in monthly subscriptions during the prior twelve months.
   - Clarify whether this measure includes excess usage revenue and if so, how such revenues factor into your calculation.
   - Explain how this measure reflects your ability to retain customers when you do not compare the same set of customers across periods in calculating the net revenue retention rate. Clarify what this measure is intended to represent and consider revising the name, if necessary.
   - Explain to us the relevance of your revised disclosures regarding the average net revenue retention rate of 120% over the past two years, particularly considering the significant decrease in such measure from fiscal 2019 to fiscal 2020, or consider removing this disclosure.
   - Provide us with a detailed example of how your retention rate was determined for both fiscal 2021 and 2020 and ensure that it is clear which periods are being used to determine the average monthly recurring revenue for both the end of the relevant period and the comparable period.
   - Revise your disclosure, as necessary, to address the questions above and include a

discussion of such calculation in your Key Operating and Financial Metrics disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations of SpringBig
Factors Affecting Our Performance, page 208

5.   Notwithstanding your response to our comment above, revise to include an explanation of the underlying reason(s) for the declining trend in your net revenue retention rate over the three year period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-10751.

Key Operating and Financial Metrics, page 210

6.   We note your response to prior comment 9. Please provide us with the percentage of total revenue attributed to excess use revenue for each month in fiscal 2020 and 2021, as previously requested.

Results of Operations
Comparison of Year Ended December 31, 2020 and 2021, page 214

7.   We note you provide information regarding deals closed, average deal size and annual revenue in the analyst day presentation provided in the March 18, 2022 425 filing. You also present new annual contract value closed by quarter. Please tell us whether this information relates to only new customer deals. If so, explain further why you are unable to provide a quantified discussion of revenue growth by new versus existing customers.

8.   Your disclosure attributes revenue growth in fiscal 2021 to the addition of new retail clients. Please tell us whether such growth can be further supported by the addition of new markets in which the sale of cannabis is now permitted and if so, revise to quantify the revenue growth attributable such markets. In this regard, we note your risk factor disclosure on page 51, which indicates that revenue growth may not be sustainable going forward due, in part, to the eventual decline in the number of new major geographic markets in which the sale of cannabis is permitted.

SpringBig, Inc. Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-46

9.   Please explain further your disclosure where you state that each customer is buying a "license" to the platform to receive all the benefits of the platform. In this regard, tell us whether your arrangements contain a license to intellectual property or provide a service to your customer with access to your platform and revise your disclosures as necessary to clarify. Refer to ASC 606-10-55-54(a).

General

10. We note that TCAC entered into a second agreement with CF&CO whereby CF&CO will act as your financial advisor, placement agent and arranger in connection with any financing for the business combination in exchange for certain agreed upon fees. Please tell us whether you or CF&CO are currently in negotiations for, or intend to enter into any, additional financing(s) other than those already disclosed. If so, please revise to include a discussion of such financing(s), including the current status of any negotiations and tell us your consideration to include the impact of such transactions in your pro forma financial statements.

11. Where appropriate, including the cover page, the Q&A and summary sections, please clarify that the business combination is not conditioned upon the approval of the Articles Amendment Proposal. The added disclosure should make clear that if the proposal is approved and substantially all of the non-affiliated public stock is redeemed, the public float of the company may be too small to sustain a liquid public market for the company's common stock, and if the proposal is not approved, significant redemptions could result in the business combination not being consummated.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Leonard Kreynin, Esq.